UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,

SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 001-14905

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LIQUIDPOWER SPECIALTY PRODUCTS INC.

401(K) AND PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BERKSHIRE HATHAWAY INC.

3555 FARNAM STREET

OMAHA, NEBRASKA 68131

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of the

LiquidPower Specialty Products Inc. 401(k) and Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the LiquidPower Specialty Products Inc. 401(k) and Profit Sharing Plan (the “Plan”) as of December 31, 2022 and 2021, and the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule H, line 4i has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Pannell Kerr Forster of Texas, P.C.

We have served as the Plan’s auditor since 2019.

Houston, Texas

June 23, 2023

LIQUIDPOWER SPECIALTY PRODUCTS INC. 401(k) AND PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2022	2021
Assets:
Investments, at fair value	$52,191,192	$56,978,789
Company contribution receivable	2,503,311	1,874,776
Notes receivable from participants	912,877	1,015,339

Total assets	55,607,380	59,868,904
Liabilities:
Total liabilities	—	—

Net assets available for benefits	$55,607,380	$59,868,904

See notes to financial statements

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LIQUIDPOWER SPECIALTY PRODUCTS INC. 401(k) AND PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ending December 31, 2022

Additions:
Investment income:
Dividends and interest	$2,026,727

Total investment income	2,026,727
Interest income on notes receivable from participants	55,815
Contributions:
Participants	3,970,507
Company	4,962,801
Rollovers	1,097,695

Total contributions	10,031,003

Total additions	12,113,545

Deductions:
Benefit and withdrawal payments	4,418,812
Net depreciation in fair value of investments	11,910,089
Administrative expenses	46,168

Total deductions	16,375,069

Net decrease in net assets available for benefits	(4,261,524)
Net assets available for benefits
Beginning of year	59,868,904

End of year	$55,607,380

See notes to financial statements

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LIQUIDPOWER SPECIALTY PRODUCTS INC. 401(k) AND PROFIT SHARING PLAN

Notes to Financial Statements

Year Ended December 31, 2022

1.	DESCRIPTION OF PLAN

The following description of the LiquidPower Specialty Products Inc. 401(k) and Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is sponsored and administered by LiquidPower Specialty Products Inc. (the “Company”). The Plan also covers LiquidPower Specialty Products Transport, LLC which is a participating employer in the Plan. The Company is a wholly-owned subsidiary of Berkshire Hathaway Inc. (the “Parent”).

a.

General. The Plan is a defined contribution plan which covers all employees, except for leased employees, nonresident aliens, and any employee who is an active participant in and accruing benefits under the LSPI Pension Plan. Employees are eligible to participate in the Plan as of the first day of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Fidelity Management Trust Company is the trustee for the Plan.

b.

Contributions. Participants are automatically enrolled at a deferral rate of 3% after 30 days of employment and the rate increases by 1% annually up to a rate of 6%. Employees may make voluntary pre-tax contributions or after-tax Roth 401(k) contributions through salary deferrals, limited to 75% of each employee’s eligible earnings, but not more than the maximum allowed by law. A participant upon proper notice and approval may enter into a special salary reduction agreement to make Deferral Contributions from any Employer paid cash bonuses in an amount up to 100% of such bonuses, but not more than the maximum allowed by law. Unless a Participant has entered into a special salary reduction agreement with respect to bonuses, the percentage deferred from any Employer paid cash bonus shall be zero. Employee contributions are subject to Internal Revenue Code (the “IRC”) limitations. The maximum contribution allowed by the Plan was $20,500 in 2022. Employees who are 50 or older as of December 31, 2022, and reach either the maximum before-tax contribution limit of 75% or maximum contribution allowed by the Plan may make catch-up contributions. The catch-up contribution limit was $6,500 for 2022.

The Company adopted the Safe Harbor Provision of the IRC. The Company contributes and allocates to each eligible participant’s account a Safe Harbor matching contribution equal to 100% of elective salary deferrals up to the first 6% of compensation. The Company may also make discretionary profit sharing contribution to participants who are employed at the end of the year and have 1,000 hours of service. The discretionary profit sharing contribution is divided among allocations groups as defined in the Plan document. Discretionary profit sharing contributions for the years ended December 31, 2021 and 2022 were $1,874,776 and $2,306,164, respectively.

Any employee of the Company may roll over distributions made from a previous employer’s qualified retirement plan into the Plan.

c.

Participant Accounts. Each participant’s account is credited with the employee’s contributions and an allocation of the Company’s contributions, investment earnings and charged with an allocation of administrative expenses. Allocations are based on participants’ earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

d.	Vesting. Participants have a fully vested, nonforfeitable right to employee and Company contributions.

e.	Investment Options. All employee and Company contributions are participant-directed among twenty-five investment funds and Berkshire Hathaway Class B common stock.

f.

Payment of Benefits. Withdrawals of employer contributions from the Plan by participants can be made at the Plan designated normal retirement (age 55), when a participant dies or becomes disabled. Distributions upon withdrawal are made in accordance with the Plan document. When a participant reaches the age of 59 1⁄2, the in-service distribution may occur from all vested accounts.

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LIQUIDPOWER SPECIALTY PRODUCTS INC. 401(k) AND PROFIT SHARING PLAN

Notes to Financial Statements

Year Ended December 31, 2022

1.	DESCRIPTION OF PLAN (Continued)

g.

Hardship Distributions: A participant may receive a hardship distribution from salary reduction contributions and rollover contributions if the distribution is: (1) on account of uninsured medical expenses incurred by the participant, their spouse or dependents; (2) to purchase (excluding mortgage payments) a principal residence of the participant; (3) for the payment of post-secondary tuition expenses for the participant, their spouse or dependents; (4) needed to prevent eviction of the participant from his or her principal residence or foreclosure upon the mortgage of the participant’s principal residence; (5) for burial or funeral expenses for the participant’s parent, spouse, children or dependents; or, (6) for expenses for the repair of damage to the participant’s principal residence caused by fire, storm, or other casualty.

h.

Notes Receivable from Participants. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of the participant’s vested account balance or $50,000 reduced by the participant’s highest outstanding note balance during the prior twelve-month period. Participants can have two notes outstanding at a time (amended to one loan effective April 1, 2019 for any new loans initiated). Participant notes are secured by the participant’s account balance, and bear interest at a reasonable rate of interest which shall remain fixed throughout the duration of the note. All notes require that repayment be amortized in level payments, not less than quarterly, over a period not extending beyond five years from the date of the note or ten years for notes to acquire a principal residence. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as distributions, based upon terms of the Plan Document, upon liquidation of their account balance.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.

Basis of accounting. The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

b.

Estimates. The preparation of the financial statements in conformity with GAAP requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results may, in some instances, differ from previously estimated amounts.

c.

Investments. The Plan’s investments are stated at fair value. Shares of money market fund, registered investment companies, collective trust, and common stock are valued based on published market prices, which represent the net asset value of shares held by the Plan at the end of year. Gains and losses on the sale of investments are accounted for on an average cost basis. The Plan presents net changes in the fair value of investments, which consists of realized gains and losses, unrealized appreciation (depreciation), and any income or capital gain distributions from such investments in the accompanying statement of changes in net assets available for benefits. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

d.	Notes Receivable from Participants. Participant loans are valued at unpaid principal balance plus accrued interest.

e.	Contributions. Contributions by participants and the Company are accounted for on the accrual basis once determined.

f.	Benefit payments. Benefit payments are recorded when paid.

g.

Risk & uncertainties. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

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LIQUIDPOWER SPECIALTY PRODUCTS INC. 401(k) AND PROFIT SHARING PLAN

Notes to Financial Statements

Year Ended December 31, 2022

3.	FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic No. 820, Fair Value Measurements, are described as follows:

•	Level 1 — inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•	Level 2 — inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2022 and 2021. These methodologies were consistently applied to all assets and liabilities of the Plan.

Money market fund and mutual funds

Money market fund and mutual funds — these investments are valued daily at the net asset value of shares or units held by the Plan based on the quoted market value of the underlying assets.

Collective investment trust

The collective investment trust is the Invesco Stable Value Trust (Class III). Invesco Stable Value Trust (the Trust) is a collective trust that has entered into fully benefit-responsive guaranteed investment contracts and wrapper contracts with banks, insurance companies and other financial institutions, designed to provide principal stability, competitive yields, and liquidity. The Trust is valued at the net asset value of units of the Invesco Stable Value Trust, as reported by the investment managers of the Trust and as supported by unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date resulting in a readily determinable fair value. Participant transactions and redemptions (purchases and sales) may occur daily. The collective investment trust does not have a finite life, unfunded commitments, or significant restrictions on redemptions.

Common stock

The common stock of the Company’s Parent is an investment option in the Plan. Berkshire Hathaway common stock trades on an active market. This investment option also includes a cash component that accounts for the purchase and sale of fractional shares.

6

LIQUIDPOWER SPECIALTY PRODUCTS INC. 401(k) AND PROFIT SHARING PLAN

Notes to Financial Statements

Year Ended December 31, 2022

3.	FAIR VALUE MEASUREMENTS (Continued)

The Plans investments measured at fair value as of December 31, 2022 are as follows:

	Level 1	Level 2	Total
Mutual funds	$43,533,326	$—	$43,533,326
Common stock	5,928,158	—	5,928,158
Collective investment trust	—	2,729,708	2,729,708

Total investments in the fair value hierarchy	$49,461,484	$2,729,708	$52,191,192

The Plan’s investments measured at fair value as of December 31, 2021 are as follows:

	Level 1	Level 2	Total
Mutual funds	$49,560,300	$—	$49,560,300
Common stock	4,943,779	—	4,943,779
Collective investment trust	—	2,474,710	2,474,710

Total investments in the fair value hierarchy	$54,504,079	$2,474,710	$56,978,789

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the valuation methods are considered appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4.	TAX STATUS OF PLAN

The volume submitter plan adopted by the Company received its latest favorable advisory letter dated June 30, 2020, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.

Management evaluates tax positions taken by the Plan and recognizes a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan sponsor has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2022, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5.	ADMINISTRATIVE EXPENSES

Certain expenses of the Plan are paid by the Company directly or through Company contributions. Transaction-related fees are paid by participants.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination, all participants would become 100% vested and Plan assets would be distributed accordingly.

7.	RELATED PARTIES AND PARTIES-IN-INTEREST

The Plan holds investments in the common stock of the Parent. Transactions in this investment qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Certain Plan investments are funds managed by Fidelity Management Trust Company, the trustee of the Plan. Transactions associated with these investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

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LIQUIDPOWER SPECIALTY PRODUCTS INC. 401(k) AND PROFIT SHARING PLAN

Notes to Financial Statements

Year Ended December 31, 2022

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31:

	December 31,
	2022	2021
Net assets available for benefits per the financial statements	$55,607,380	$59,868,904
Company contribution receivable	(2,503,311)	(1,874,776)
Deemed distributions	(10,212)	(14,999)
Other	(2)	2

Net assets available for benefits per Form 5500	$53,093,855	$57,979,131

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to net loss per Form 5500 for the year ended December 31, 2022:

Net decrease in net assets available for benefits per the financial statements	$(4,261,524)
Change in Company contribution receivable	(628,535)
Change in deemed distributions	4,787
Other	(4)

Net loss per Form 5500	$(4,885,276)

9.	SUBSEQUENT EVENTS

Management has evaluated subsequent events as of June 23, 2023, which was the date the financial statements were available for issuance and has determined that there are no subsequent events to be reported.

8

LiquidPower Specialty Products Inc. 401(k) and Profit Sharing Plan

EIN: 73-6091775 Plan Number: 001

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2022

(a)	(b)	(c)		(e)
	Identity of Issue, Borrower Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		Current Value
	Virtus KAR International Small-Mid Cap Fund Class R6	24,750	Shares	$370,504
	DFA Emerging Markets Core Equity Portfolio Institutional Class	27,775	Shares	559,386
	Vanguard Selected Value Fund Investor Shares	27,871	Shares	696,224
	Hartford Small Cap Growth HLS Fund Class IA	46,672	Shares	1,013,259
	Templeton Institutional Foreign Smaller Companies Series Advisor	6,795	Shares	110,961
	Dodge & Cox Stock I	3,254	Shares	701,976
	Baird Aggregate Bond Fund Class Institutional	222,283	Shares	2,133,921
	DFA U.S. Small Cap Value Portfolio Institutional Class	21,500	Shares	844,721
	MassMutual Select Mid Cap Growth Fund Class I	86,533	Shares	1,511,727
	State Street Target Retirement Fund Class K	13,865	Shares	139,900
	State Street Target Retirement 2020 Fund Class K	267,213	Shares	2,693,503
	State Street Target Retirement 2025 Fund Class I	30,978	Shares	334,258
	State Street Target Retirement 2030 Fund Class K	527,853	Shares	5,943,629
	State Street Target Retirement 2035 Fund Class K	136,658	Shares	1,605,733
	State Street Target Retirement 2040 Fund Class K	334,415	Shares	3,972,855
	State Street Target Retirement 2045 Fund Class K	101,683	Shares	1,236,461
	State Street Target Retirement 2050 Fund Class K	314,116	Shares	3,794,516
	State Street Target Retirement 2055 Fund Class K	65,967	Shares	815,352
	State Street Target Retirement 2060 Fund Class K	107,407	Shares	1,341,519
	BERKSHIRE HATHAWAY
*	Berkshire Hathaway Stock Class B	19,185	Shares	5,926,098
*	Berkshire Hathaway Stock Purchase Account		Cash	2,060
*	Fidelity 500 Index Fund	57,839	Shares	7,699,526
*	Fidelity Mid-Cap Stock Fund	35,883	Shares	930,081
*	Fidelity Small-Cap Stock Fund	15,464	Shares	335,575
*	Fidelity Blue Chip Growth K6 Fund	200,202	Shares	3,463,488
*	Fidelity Diversified International K6 Fund	109,484	Shares	1,284,251
	Invesco Stable Value Trust, Class III	2,729,708	Shares	2,729,708
*	Participant loans	Principal balances ranging up to $46,391 at 4.25% to 9.00% per annum, secured by benefits maturing through 2031.		912,877

*	Denotes an investment issued or managed by an entity known to be a party-in-interest to the Plan, as defined by ERISA. Column (d) cost information omitted for participant-directed investments.

9

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the LiquidPower Specialty Products Inc. 401(k) and Profit Sharing Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LiquidPower Specialty Products Inc. 401(k) and Profit Sharing Plan

June 23, 2023	/s/Darren Wyatt
Darren Wyatt
Chief Financial Officer

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INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Pannell Kerr Forster of Texas, P.C., Independent Registered Public Accounting Firm

11